Mail Stop 3561

September 20, 2006

<u>Via Fax & U.S. Mail</u>

Mr. James A. Yost, Chief Financial Officer
Hayes Lemmerz International, Inc.
15300 Centennial Drive
Northville, Michigan 48168

> **Re:** **Hayes Lemmerz International, Inc.**
> **Form 10-K for the fiscal year ended January 31, 2006**
> **Filed April 21, 2006**
> **File No. 000-50303**

Dear Mr. Yost:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Annual Report on Form 10-K for the fiscal year ended January 31, 2006</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 24</u>

1.   In light of the cost cutting measures (i.e. reduction in manufacturing capacity,
        plant closures, etc.) recently announced by Ford Motor Company, please revise
        your MD&A section in future filings to address the impact such events have or
        are expected to have on your results of operations and financial position as Ford
        has historically been a significant customer and represented roughly 20% of your
        total sales. Your revised disclosure should also discuss what, if any, impact it will
        have on the Company's liquidity; specifically with respect to your securitization
        arrangements, debt instruments and related debt covenants, etc.

<u>Liquidity and Capital Resources, page 34</u>

2.   We note from Exhibit 12 that you have had a deficiency with regard to your ratio
        of earnings to fixed charges in recent years. Please revise future filings to
        disclose the impact of such deficiency on your liquidity and cash flows as
        applicable.

<u>Consolidated Balance Sheets, page 45</u>

3.   Please provide us with further details on the reasons for and nature of the
        redeemable preferred stock of subsidiary. Include the redemption provisions
        and/or convertibility features in your response and revise future filings to include
        such details. Tell us why the stock is appropriately classified as a liability under
        SFAS 150.

<u>Notes to Consolidated Financial Statements, page 48</u>
<u>Note 2. Basis of Presentation and Summary of Significant Accounting Policies, page 50</u>
<u>Principles of Consolidation, page 51</u>

4.   We note that beginning in your fiscal year ended January 31, 2005, you began
        consolidating international subsidiaries with the same January 31 fiscal year end
        rather than using calendar year end information. As a result, a cumulative effect
        of a change in accounting principle was recorded during your fiscal year 2004.
        We note that income for January 2004 was reported in your results for the fiscal
        year ended January 31, 2005. Such presentation of the change in your
        subsidiaries' fiscal year end to coincide with your year end is not considered
        appropriate. In this regard, please revise your financial statements to record the

January 2004 stub period results as a part of retained earnings, rather than a cumulative effect of a change in accounting principal to prevent presenting more than 12 months of results in your financial statements for one period. Refer to S-X, Rule 3-06.

Revenue Recognition, page 53

5.   Please revise future filings to expand your revenue recognition policies footnote to provide further details with respect to such items as the point in time you consider the delivery criteria to have been met, (i.e. FOB shipping or destination), including the point at which the risk and title transfer to the buyer. Also, your revised disclosure should describe any significant estimates made by management with regards to pricing adjustments, including any estimates for discounts, rebates, and returns offered, and your compliance with EITF 01-09, if applicable.

Stock Based Compensation, page 55

6.   We note the disclosure on page 77 indicating that the Company accelerated vesting of stock options during January 2006 in order to avoid the recognition of expense in future periods upon adoption of SFAS No.123R. Please confirm that the pro forma disclosures included in Note 2 for 2005 give effect to the remaining compensation expense that would be recognized in connection with these option grants had the fair value method outlined in SFAS No.123 been used to account for these option grants. Refer to the guidance outlined in SAB Topic 14:K.

Note 4. Acquisitions and Divestitures of Businesses, page 56

7.   Please tell us and revise future filings to include all disclosures required by SFAS 141 for business combination/acquisition transactions. In your response, please provide the purchase price of the additional interest in Jantas Aluminum Wheels acquired in November 2005 as well as how the purchase price was allocated to assets and liabilities acquired. Refer to SFAS 141, paragraph 51.

8.   We note the divestiture of four businesses during your fiscal year 2005 of which, based on your disclosures, only one was reported as discontinued operations. Please tell us and revise future filings to disclose the reasons why the other three divestitures were not reported as discontinued operations. Additionally, please revise the notes to your financial statements in future filings to include all of the disclosures required by paragraph 47 of SFAS No.144, as applicable.

9.   In a related matter, please reconcile the purchase and selling prices with the amounts for the purchase of businesses and proceeds from disposal on the consolidated statements of cash flows in your response.

Note 12. Bank Borrowings, Other Notes and Long-Term Debt, page 60
Credit Facility, page 61

10.   We note that in your first quarter 2006, Term Loan C was amended to favorably modify the financial covenants you were required to meet under the credit facility. Please tell us the nature of the modifications and whether such modifications were the result of an inability to meet the financial covenants set forth in the credit facility. If so, please revise your MD&A discussion in future filings to disclose the future impact of not being able to meet such covenants on your liquidity, if applicable.

11.   We note that you amended and restated your credit facility to establish a new $150 million Term Loan C in addition to other changes such as a reduction of the interest rate of Term Loan B. Please tell us how you considered the guidance in EITF No. 96-19 in determining whether the modifications to the credit facility were considered substantial changes such that they should be treated as an extinguishment of debt instruments. Your response should address how you accounted for any costs or fees such as unamortized deferred costs, fees paid to or received from the creditor, and/or third party costs, incurred as part of the modification. If you do not believe the modifications to the credit facility require accounting under EITF No. 96-19, please tell us why and provide us with the basis for your conclusions. We may have further comment upon receipt of your response.

Note 15. Commitments and Contingencies, page 69
Legal Proceedings, page 69

12.   We note from page 70 that the court entered a judgment in the GECC case requiring the payment by Hayes Lemmerz of $1.2 million regarding certain liabilities owed in the bankruptcy. Please tell us whether any amounts were accrued at the end of fiscal 2005 related to this case. If you did not accrue any amounts with regard to the case, please tell us and revise your disclosure in future filings to explain why. Refer to SFAS 5.

Legal Proceedings, page 70

13.   Please tell us and revise future filings to include an update on the status of the case with Lacks. We note that the most recent proceeding disclosed refers to Lacks filing an administrative claim during your bankruptcy from which you emerged in 2003. Include in your response the outcome of the administrative claim filed by Lacks when you emerged from bankruptcy and any updates on the Circuit Court's decision to remand the case back to trial.

Note 20. Prior Period Accounting Errors, page 78

14.   We note that in 2005, additional expense was recorded related to errors in the amount of amortization in prior years. Please tell us under what line item this additional expense was recorded, specifically addressing if this was included in the line item under which it would have been included if recorded in the proper period.

Note 21. Off Balance Sheet Arrangements, page 80

15.   Please tell us and revise future filings to include the required disclosures under paragraph 17.f and g of SFAS 140. You disclose that you have a retained interest in the receivables sold. Please provide us with further details on the nature of these securitization agreements including amounts you sell, amounts you retain, the valuation method used and any gains or losses recognized in connection with the sales.

Note 22. Segment Information, page 82

16.   Please revise future filings to disclose separately any revenues from external customers attributed to an individual foreign country, if material. Refer to SFAS 131, paragraph 38(a).

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Tress at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief